Exhibit 18

December 29, 2004

The Board of Directors

Gardenburger, Inc.:

As stated in Note 3 to the financial statements of Gardenburger, Inc. (the “Company”) for the year ended September 30, 2004, the Company changed its method of accounting for slotting fees under FASB’s EITF 01-09 and the newly adopted accounting principle is preferable in the circumstances because slotting fees had been recorded as a prepaid asset and the related expense was recognized ratably over a 12-month period beginning two months after the product was shipped; however, given that there are no written contractual commitments requiring the retail grocers to allocate shelf space for twelve months, the Company determined that it was a preferable accounting method to expense the slotting fees at the time the related revenue is recognized. Effective October 1, 2003, the Company now recognizes slotting fees as a reduction of net sales in the period the related revenue is recognized. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 3 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP